

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via Fax
Hezi Lapid
Chief Executive Officer
Alvarion Ltd.
21A HaBarzel Street
Tel Aviv 69710, Israel

> **Re: Alvarion Ltd.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 000-30628**

Dear Mr. Lapid:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 5. Operating And Financial Review And Prospects, page 50

1. We note that research and development and selling and marketing expenses decreased significantly over the reported financial periods. We further note the competitive nature of the wireless broadband equipment market and your competitors' ongoing efforts to improve their technologies and products. If material, please discuss how decreased funding of research and development and marketing impacts your ability to win new business and gain market share.

Results of Operations, page 57

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Sales, page 60

2. Please expand your discussion of sales to explain material changes in sales derived from the various regions you serve. For example, the table on page 57 indicates that sales within Denmark decreased significantly from fiscal 2009 to fiscal 2010, while sales within India rose markedly from fiscal 2010 to fiscal 2011. In addition, clarify how acquisitions during the fiscal year affected sales results by quantifying organic growth or decline and growth or decline due to acquisitions.

Credit Facility, page 67

3. The disclosure on page 8 indicates that as of April 1, 2012 you were in breach of certain financial covenants under your long term loan and that you cannot provide assurance that you will comply with the loan terms in the future. To the extent that you remain at risk of non-compliance, disclose the relevant financial covenants and your performance relative thereto.

Contractual Obligations, page 68

4. Please supplement your contractual obligations table going forward to provide expected interest payments under your long term loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director